May 1, 2025

GuideStone Capital Management, LLC

5005 Lyndon B. Johnson Freeway

Suite 2200

Dallas, TX 75244

RE: Expense Cap Letter –Target Date Funds

Dear GuideStone Capital Management, LLC:

GuideStone Funds, a Delaware statutory trust (“the Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). This Agreement pertains only to the series of the Trust that are listed on Schedule A (each, a “Fund” and collectively, the “Funds”), and the respective classes (each a “Class” and collectively, the “Classes”), which is attached hereto and is part of this Agreement. For the Classes of each Fund listed on Schedule A, this Agreement amends and supersedes the Expense Cap and Reimbursement Arrangement letter agreement with you dated May 1, 2024, on behalf of each Class of the Funds.

You hereby agree to reimburse, during the period from May 1, 2025 to April 30, 2026 (“Limitation Period”), operating expenses of each Class of each Fund, (excluding extraordinary expenses) (“Operating Expenses”) which exceed, in the aggregate, the rate per annum of a Class’ average daily net assets set forth on Schedule A for each Fund (“Expense Limitation”).

Each Class of each Fund in turn agrees to repay you out of assets belonging to that Class of that Fund for any Operating Expenses of the Class in excess of the Expense Limitation reimbursed by you for that Fund during the Limitation Period, provided that you would not be entitled to repayment for any amount that would cause Operating Expenses to exceed the Expense Limitation in place on the date on which (1) you reimbursed the Operating Expenses, or (2) the repayment would be made, whichever is lower, and provided further that no amount will be repaid by a Class of that Fund more than three years after the year in which it was reimbursed by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

You agree that you shall look only to the assets of the respective Class of each respective Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series or class of the Trust, nor any of the Trust’s directors, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefore.

This Agreement is made and to be performed principally in the State of Texas, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Texas. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

GUIDESTONE FUNDS,
on behalf of the Funds, and their Classes, listed on Schedule A

/s/Brandon Pizzurro
Name:	Brandon Pizzurro
Title:	President

The foregoing agreement is hereby
accepted as of May 1, 2025.[1]

GUIDESTONE CAPITAL MANAGEMENT, LLC

/s/ Erin Wynne
Name:	Erin Wynne
Title:	Treasurer

[1]	Original agreement dated September 30, 2018.

Amended and restated May 1, 2020.

Amended and restated May 1, 2021.

Amended and restated May 1, 2022.

Amended and restated May 1, 2023.

Amended and restated May 1, 2024.

Amended and restated May 1, 2025.

SCHEDULE A

Fund	Annual Expense Limitation Investor Class	Annual Expense Limitation Institutional Class
MyDestination 2015 Fund	0.75%	0.45%
MyDestination 2025 Fund	0.75%	0.45%
MyDestination 2035 Fund	0.75%	0.45%
MyDestination 2045 Fund	0.75%	0.45%
MyDestination 2055 Fund	0.75%	0.45%